UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	40-F ☐

Appointment of a Director and Senior Vice President

On September 16, 2024, the board of directors (the “Board”) of Visionary Holdings Inc. (the "Company") appointed Mr. Charles Y. Fu as a director and a senior vice president (the “Senior Vice President”) of the Company for investment and financing activities, effective immediately.

Mr. Charles Y. Fu is an attorney admitted to practice law in New York, Texas and China. He is also a frequent speaker at The Cambridge International Symposium on Economic Crime in Jesus College, Cambridge University, U.K., and a guest lecturer at Zhejiang University School of Law (Hongzhou, China) in international business transactions.

With nearly 40 years of experience in corporate law, financial law, M&A, and securities law, Mr. Fu possesses extensive expertise in European and American legal practices and has substantial hands-on experience, particularly in international financing, where he has cultivated an extensive network of high-level resources. He has served as a long-term legal advisor for many renowned companies in Europe, the United States, and China. He has also led and been responsible for multiple Chinese companies going public on the main board in the United States, as well as U.S. and European companies listing on the main board in Hong Kong. Mr. Fu has extensive experience in corporate management, he was the Senior Vice President and General Counsel – Asia Pacific of the Texas-based conglomerate Paul Broadhead Interests, Inc., which was one of the top ten largest shopping mall developers in the U.S. and the cofounder and holding company of Cinemark, now the third largest movie theater chain in the U.S. He also founded and managed a visual effect company in China, taking many outsourcing visual effects works from Hollywood studios, prior to its sale to a group of Chinese investors in 2013. He was also the visual effect producer for a major Chinese box office movie On My Way in 2012.

Mr. Fu is also an equity partner in Guang He Law Firm (formerly, Fu & Tong), one of the top ten largest law firms in China with more than 1,200 lawyers. Mr. Fu also founded and manages Guang He Law Firm’s New York Office – GH law Firm LLC.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Mr. Fu was appointed as a director and Senior Vice President of the Company. There are also no family relationships between Mr. Fu and any of the Company’s directors or executive officers. Except as disclosed in this Report, Mr. Fu has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

/s/ Xiyong Hou
Xiyong Hou
Date: September 17, 2024	Chief Executive Officer

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